UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 21, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Highlights to be presented at Novo Nordisk’s Capital Markets Day 2017

Bagsværd, Denmark, 21 November 2017 – Novo Nordisk will today host a Capital Markets Day where the company will provide updates on its R&D and commercial strategy as well as current market dynamics.

Novo Nordisk’s ambition is to further expand its leadership in the global diabetes and obesity care markets by discovering, developing and marketing improved insulin and GLP-1 analogues as well as completely new classes of biologics. Furthermore, it is Novo Nordisk’s ambition to return to growth in the Biopharm area.

The key topics of the day will be:

•	Novo Nordisk’s R&D strategy and key development projects within diabetes and obesity care as well as the expansion into other serious chronic disease areas
•	Novo Nordisk’s commercial strategic priorities as the leader in the global diabetes care market, focusing on maximising insulin growth as well as expanding the GLP-1 market
•	Novo Nordisk’s ambition to build the global obesity market
•	Market dynamics in International Operations as well as North America with focus on commercial ambitions and upcoming product launches

In addition, the Capital Markets Day 2017 will include break-out sessions covering oral semaglutide and the associated production expansion, the regions in International Operations: Region China and Region AAMEO (Africa, Asia, Middle-East Oceania) as well as an update on the business dynamics in Biopharm Operations.

NOVO NORDISK’S R&D STRATEGY AND KEY DEVELOPMENT PROJECTS

Novo Nordisk’s dedicated R&D strategy will be presented with special focus on key competitive advantages throughout the R&D value chain as well as the expansion into other serious chronic diseases. The presentation will outline the company’s R&D strategy for delivering future innovative protein-based therapies addressing unmet medical needs driven by internal R&D capabilities and assets, expansion into other chronic disease areas, as well as an increased focus on external innovation. Furthermore, an update of the recent clinical results for key development projects within diabetes and obesity care, as well as a number of haemophilia and growth disorder projects, will be presented. The expected upcoming development and regulatory milestones for 2018 will also be outlined, including the expected reporting of the PIONEER phase 3a clinical trial programme for oral semaglutide, where all 10 trials in the programme are expected to be completed in 2018.

NOVO NORDISK’S COMMERCIAL PRIORITIES WITHIN DIABETES CARE

Novo Nordisk’s commercial priorities within diabetes care will be presented in two dedicated sessions focusing on insulin and GLP-1, respectively. Novo Nordisk has made a clear priority to maximise its global insulin franchise by focusing on improving both value and volume market shares driven by the innovative project portfolio of new-generation insulin and a commercial focus aligned with the specific market maturity and market access situation in the individual countries. Novo Nordisk will remain focused on building the leadership within GLP-1, but also on expanding the total GLP-1 market driven by the expected introduction of once-weekly subcutaneous semaglutide. Following the completion of the phase 3a clinical trial programme for once-daily oral semaglutide, the commercial focus will be directed towards launching in major geographies assuming a successful clinical and regulatory process.

NOVO NORDISK’S AMBITION TO EXPAND THE GLOBAL OBESITY MARKET

By launching Saxenda® in more than 20 countries, Novo Nordisk has become a global market leader within obesity care. Novo Nordisk has the ambition to further build the obesity market by continuing the global roll-out of Saxenda® as well as continue its efforts towards having obesity acknowledged as a chronic disease, and thereby expanding the prescriber base.

Following the positive clinical phase 2 results with subcutaneous semaglutide in obesity, Novo Nordisk plans to initiate a phase 3a clinical development, STEP, with once-weekly subcutaneous semaglutide in 2018. The global clinical programme is expected to enrol approximately 4,500 people with obesity and all main trials within the programme will have a duration of 68 weeks. In addition to the phase 3a programme, STEP, Novo Nordisk is also planning to initiate a landmark cardiovascular outcome trial in 2018 with once-weekly subcutaneous semaglutide in obesity with an expected enrolment of approximately 12,500 people.

MARKET DYNAMICS IN INTERNATIONAL OPERATIONS AND THE USA

The market dynamics for International Operations will be covered with focus on commercial ambitions and the diverse challenges in the five regions. The market opportunity in the USA remains significant despite a challenging payer environment; Novo Nordisk’s expected plans for launching once-weekly semaglutide as well as continuing to improve the position within the insulin market will be covered.

WEB CAST DETAILS

All main sessions of the Capital Markets Day 2017 will be webcast live, and a replay will be made available on the investor section of novonordisk.com. Presentation material for the Capital Markets Day 2017 will be available 21 November at approximately 8.30 am CET, corresponding to 2.30 am EST on the investor section of novonordisk.com.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 41,700 people in 77 countries, and markets its products in more than 165 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 87 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 21, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer